ENERPLUS CORPORATION
The Dome Tower, Suite 3000
333 – 7th Avenue SW
Calgary, Alberta   T2P 2Z1

T. 403-298-2200 F. 403-298-2211
www.enerplus.com

NEWS RELEASE

July 10, 2020

Enerplus to Report Second Quarter 2020 Results

CALGARY, Alberta – Enerplus Corporation ("Enerplus" or the "Company") (TSX & NYSE: ERF) will be releasing operating and financial results for the second quarter of 2020 prior to market open on Friday, August 7, 2020. A results conference call will be hosted by Enerplus' President & CEO, Ian C. Dundas, at 9:00 AM MT (11:00 AM ET) to discuss these results. Details of the conference call are noted below.

Second Quarter 2020 Live Conference Call Details
Date: Friday, August 7, 2020
Time: 9:00 AM MT (11:00 AM ET)
Dial-In: 587-880-2171 (Alberta)
             1-888-390-0546 (Toll Free)
Conference ID: 65642132
Audiocast: https://produceredition.webcasts.com/starthere.jsp?ei=1338878&tp_key=8226100b06

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:
Dial-In: 416-764-8677
             1-888-390-0541 (Toll Free)
Passcode: 642132 #

Electronic copies of our 2020 interim and 2019 year-end MD&A and Financial Statements, along with other public information including investor presentations, are available on our website at www.enerplus.com. Shareholders may request a hard copy of Enerplus' complete audited financial statements at any time free of charge. For further information, please contact Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com.

About Enerplus
Enerplus is an independent North American oil and gas exploration and production company focused on creating long-term value for its shareholders through a disciplined capital allocation strategy and a commitment to safe, responsible operations.

Follow @EnerplusCorp on Twitter at https://twitter.com/EnerplusCorp.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation